PicoCELA Inc.

December 20, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, DC 20549

Attention:	Eiko Yaoita Pyles
Kevin Stertzel
Bradley Ecker
Jennifer Angelini

Re:	PicoCELA Inc.
Registration Statement on Form F-1, as Amended
Initially Filed on October 31, 2024
File No. 333-282931

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, PicoCELA Inc. hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended, be accelerated to and that the Registration Statement become effective at 4:00 p.m., Eastern Time, on December 20, 2024, or as soon thereafter as practicable.

Very truly yours,

PicoCELA Inc.

By:	/s/ Hiroshi Furukawa
Name:	Hiroshi Furukawa
Title:	Chief Executive Officer